Ore **R**eserve **E**valuation**S**ervices
ABN 17 998 949 266

KEN BAMPTON M.Sc, M.AusIMM, M.AIG
Consulting Geologist, SURPAC Licencee

June 25, 2007

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers du Québec
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Toronto Stock Exchange
Uranium One Inc.
Energy Metals Corporation

Dear Sirs:

Re: Filing of Written Disclosure of Technical Report in Energy Metals Corporation Management Information Circular

The undersigned hereby consents to the public filing of the written disclosure of the technical report titled "Summary of Feasibility Study, Honeymoon Uranium Project, South Australia" dated July 31, 2006" (the "**Technical Report**") and any extracts from or a summary of the Technical Report in the management information circular (including the documents incorporated by reference therein) of Energy Metals Corporation dated June 25, 2007 (collectively, the "**Circular**").

The undersigned hereby confirms that the undersigned has read the Circular as at 20/06/07 and believes that the Circular at that date fairly and accurately represents the information in the Technical Report that supports the disclosure and the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Circular that are derived from the Technical Report or within the knowledge of the undersigned as a result of the services performed by the undersigned in connection with the Technical Report.

Notwithstanding the foregoing, the undersigned notes that in the 2006 sxr Uranium One Annual Information Form *incorporated by reference* into the Cicular, the term "calculate/d" is twice used (pages 29 and 31) in reference to the Honeymoon Mineral Resource. Guidelines to Clause 24 of the JORC Code state that: "To emphasize the imprecise nature of a Mineral Resource estimate, the final result should always be referred to as an estimate not a calculation." and the undersigned used "estimated" not "calculated" in this context in the Technical Report. The undersigned also notes that text immediately preceding the table of Honeymoon Uranium Project Indicated Mineral Resources on page 31 of the same document, has the words: "including the Goulds Dam component". However, no such component is included in the table, which is for the Honeymoon Deposit only.

This letter is provided solely for the purpose of assisting the parties to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a

55 Knightsbridge Avenue, VALLEY VIEW, South Australia 5093
E-Mail: ken_bampton@msn.com.au Telephone & Fax: +61 8 8264 7745

third party makes of this letter, or any reliance or decision made based on it, are the responsibility of such third parties.

Yours truly,

K. F. Bampton
Ore Reserve Evaluation Services